GREAT BASIN GOLD LTD.

1020 · 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 · 6365
Fax 604 684 · 8092
Toll Free 1 800 667 · 2114
www.greatbasingold.com

GREAT BASIN GOLD ANNOUNCES FINANCINGS FOR GROWTH PROJECTS

April 11, 2006 – Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) (“GBG” or the “Company”) has entered into an agreement with an underwriter (the “Underwriter”), pursuant to which the Underwriter has agreed to purchase for resale to the public, on a bought-deal basis, 6,700,000 common shares of GBG at a price of $2.25 per share, for gross proceeds of $15,075,000 (the “Offering”).

The terms of the Offering provide for an option pursuant to which the Underwriter may increase the size of the Offering by up to 4,500,000 additional common shares (the “Over-Allotment Option”). The Over-Allotment Option may be exercised in whole or in part by written notice to the Company not less than 48 hours prior to the closing of the Offering. If the Over-Allotment Option is fully exercised, the gross proceeds raised pursuant to the Offering, will be $25.2 million.

The Offering is subject to certain conditions including normal regulatory approvals. The shares will be offered by way of a short form prospectus offering pursuant to National Instrument 44-101 to residents of the Provinces of British Columbia, Alberta, Ontario and such other jurisdictions (the “Offering Jurisdictions”) as may be agreed to by the Company and the Underwriter. Any common shares sold in the US will be to investors in reliance upon applicable registration exemptions (Rule 144A of the United States Securities Act of 1933 and 506 of Reg D). The Company anticipates filing a preliminary short form prospectus with the securities regulatory authorities in the Offering Jurisdictions on or about April 25, 2006. Closing is anticipated to occur in early May subject to the closing conditions in the underwriting agreement.

Under a separate financing, the Company intends to raise up to an additional $10 million through the sale of common shares at $2.25 to accredited investors outside of Canada and the United States. These shares will not be qualified for resale under the prospectus and hence will be subject to a four month resale restricted period in Canada. The separate financing is not interdependent with the Offering and will close shortly subsequent to it, once all relevant conditions are met including execution of definitive agreements and regulatory acceptance.

The Company intends to use the proceeds of the Offering and separate financing for exploration and development at the Company’s Burnstone Project in the Witwatersrand Basin of South Africa and the Hollister Development Block Project in the Carlin Trend of Nevada, USA, and for working capital

Great Basin Gold Ltd. is an international gold exploration and development company, listed on the Toronto Stock Exchange and the American Stock Exchange (www.greatbasingold.com).

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For additional details, please visit the Company’s website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future financings, production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.